FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, Inc.	**0001021913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 20, 2005 Series 2005-IM3	**333-125164**

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: December 20, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$1,096,150,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-IM3


Countrywide
SM

HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date Prepared: November 10, 2005*

$1,096,150,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-IM3

Class [1]	Principal Balance [2]	WAL (Years) Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [4]	Last Scheduled Distribution Date	Certificate Type
A-1	$458,706,000	1.00 / 1.00	1 - 22 / 1 - 22	AAA/Aaa	Apr 2028	Floating Rate Senior
A-2	$150,000,000		Not Offered Herein	AAA/Aaa		Floating Rate Senior
A-3	$323,121,000	3.00 / 3.15	25 - 59 / 25 - 86	AAA/Aaa	Nov 2035	Floating Rate Senior
A-4	$30,123,000	4.93 / 9.07	59 - 59 / 86 - 149	AAA/Aaa	Mar 2036	Floating Rate Senior
M-1	$47,300,000	4.20 / 4.58	44 - 59 / 44 - 113	[AA+/Aa1]	Feb 2036	Floating Rate Mezzanine
M-2	$28,600,000	3.94 / 4.28	41 - 59 / 41 - 101	[AA/Aa2]	Jan 2036	Floating Rate Mezzanine
M-3	$8,800,000		Not Offered Herein	[AA-/Aa3]		Floating Rate Mezzanine
M-4	$14,850,000	3.79 / 4.05	39 - 59 / 39 - 87	[A+/A1]	Nov 2035	Floating Rate Mezzanine
M-5	$11,000,000	3.74 / 3.93	38 - 59 / 38 - 78	[A/A2]	Oct 2035	Floating Rate Mezzanine
M-6	$6,050,000	3.70 / 3.80	38 - 59 / 38 - 69	[A-/A3]	Jul 2035	Floating Rate Mezzanine
M-7	$8,800,000	3.61 / 3.61	37 - 59 / 37 - 62	[BBB+/Baa1]	May 2035	Floating Rate Mezzanine
B	$8,800,000	3.17 / 3.17	37 - 47 / 37 - 47	[BBB/Baa2]	Sep 2034	Floating Rate Subordinate
Total:	**$1,096,150,000**					

(1) *The respective margins on the Class A Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: [Sharif Mahdavian, Standard & Poors, 212.438.2412 and Eric Fellows, Moody's Ratings, 415.274.1728.]*

Trust/Issuer: Asset-Backed Certificates, Series 2005-IM3.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation.

Originators: Impac Funding Corporation

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1, Class A-2 (which is not offered herein), Class A-3 and Class A-4 (collectively, the "***Class A Certificates***") and (ii) Class M-1, Class M-2, Class M-3 (which is not offered herein), Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Class A and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of December 1, 2005.
Cut-off Date:	As to any Mortgage Loan, the later of December 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	November [15], 2005.
Expected Closing Date:	December [21], 2005.
Expected Settlement Date:	December [21], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in January 2006.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Class A, [Class M-1, Class M-2 and Class M-3] Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Pool as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Adjustable Rate Mortgage Loans
100% PPC, which assumes 2% CPR in month 1, an additional 1/11th of 28% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 24, increasing to and remaining constant at 65% CPR from month 25 until month 31, decreasing 1/4th of 30% CPR for each month thereafter, decreasing to 35% CPR in month 35 and remaining constant at 35% CPR from month 35 and thereafter.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans will be approximately $947,525,934, all of which are adjustable rate Mortgage Loans, (the ***"Mortgage Loans"***).

Pass-Through Rate:

The Pass-Through Rate for each class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) with respect to only those loans covered under the lender-paid mortgage insurance policies the related premium rate and (c) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap:

The ***"Net Rate Cap"*** is equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates, on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contract and any remaining Excess Cashflow as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract:

The Trust will include payments from a one-month LIBOR corridor contract ***(the "Corridor Contract")*** for the benefit of the Offered Certificates. On the Closing Date, the notional amount of the Corridor Contract will equal approximately $1,096,150,000, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Offered Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Offered Certificates the related Net Rate Carryover, *pro rata*, first based on certificate principal balances thereof and second based on remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the holder of the Class C Certificates or the Seller and will not be available for payments of Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial O/C Target is reached) (1)	Target Subordination at Stepdown
A	AAA/Aaa	12.55%	25.10%
M-1	[AA+/Aa1]	8.25%	16.50%
M-2	[AA/Aa2]	5.65%	11.30%
M-3	[AA-/Aa3]	4.85%	9.70%

M-4	[A+/A1]	3.50%	7.00%
M-5	[A/A2]	2.50%	5.00%
M-6	[A-/A3]	1.95%	3.90%
M-7	[BBB+/Baa1]	1.15%	2.30%
B	[BBB/Baa2]	0.35%	0.70%

(1) Initial overcollateralization at closing is 0.35%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Class A Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date or if a Trigger Event (as described below) is in effect, 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of Overcollateralization will be approximately 0.35%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 0.70% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.35% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the prior Distribution Date.

Excess Cashflow:

"***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a "***Delinquency Trigger***" will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a "***Cumulative Loss Trigger***" will occur if the aggregate amount of realized losses on the Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, as set forth below:

Period *(month)*	Percentage
25 – 36	[TBD]% with respect to December 2007, plus an additional 1/12th of [TBD]% for each month thereafter
37 – 48	[TBD]% with respect to December 2008, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to December 2009, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to December 2010, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in December 2008.

b. the first Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is less than or equal to 74.90% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. In addition, if the aggregate certificate principal balance of the Subordinate Certificates is reduced to zero as a result of the allocation of realized losses, any additional realized losses will be allocable pro rata to the Class A Certificates based on the certificate principal balances until the certificate principal balances thereof are reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) first, current and unpaid interest, to the Class A Certificates, *pro rata* based on their entitlement, then (b) current interest, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
2) Principal funds, sequentially (i) sequentially, to the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, in that order then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Excess Cashflow as principal to the Class A Certificates and Subordinate Certificates to restore or maintain Overcollateralization, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay any unpaid realized loss amounts to the Class A Certificates, *pro rata*, based on the unpaid realized loss amount for each such class of certificates;
5) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
6) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described above);
7) To the Non-Offered Certificates, any remaining amounts as described in the pooling and servicing agreement.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds will be paid sequentially to the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, in that order, however, that if the Class A Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first sequentially to the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, in that order, such that the unpaid principal balance of the Class A Certificates in the aggregate will have 25.10% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 16.50% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 11.30% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 9.70% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 7.00% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 5.00% subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.90% subordination, (vii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 2.30% subordination and (ix) ninth, to the Class B Certificates such that the Class B Certificates will have 0.70% subordination.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class A-1 (To Call)

Margin 0.09%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	15.55	1.57	1.00	0.84	0.73
MDUR (yr)	11.08	1.50	0.97	0.81	0.71
First Prin Pay	Jan06	Jan06	Jan06	Jan06	Jan06
Last Prin Pay	Oct27	Jul08	Oct07	Jun07	Mar07

Class A-1 (To Maturity)

Margin 0.09%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	15.55	1.57	1.00	0.84	0.73
MDUR (yr)	11.08	1.50	0.97	0.81	0.71
First Prin Pay	Jan06	Jan06	Jan06	Jan06	Jan06
Last Prin Pay	Oct27	Jul08	Oct07	Jun07	Mar07

Class A-3 (To Call)

Margin 0.24%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	27.14	7.68	3.00	2.15	1.91
MDUR (yr)	15.76	6.39	2.77	2.04	1.82
First Prin Pay	Jul30	Feb10	Jan08	Oct07	Aug07
Last Prin Pay	Sep34	Apr17	Nov10	Jul08	Jan08

Class A-3 (To Maturity)

Margin 0.24%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	24	25	25	24	24
WAL (yr)	27.20	7.99	3.15	2.15	1.91
MDUR (yr)	15.77	6.57	2.89	2.04	1.82
First Prin Pay	Jul30	Feb10	Jan08	Oct07	Aug07
Last Prin Pay	May35	Nov21	Feb13	Jul08	Jan08

(1) See definition of Pricing Prepayment Speed above.

Class A-4 (To Call)

Margin 0.34%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	34	34	34	34	34
WAL (yr)	28.76	11.34	4.93	2.74	2.10
MDUR (yr)	16.04	8.83	4.39	2.56	1.99
First Prin Pay	Sep34	Apr17	Nov10	Jul08	Jan08
Last Prin Pay	Sep34	Apr17	Nov10	Nov08	Feb08

Class A-4 (To Maturity)

Margin 0.34%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	34	44	48	34	34
WAL (yr)	29.63	19.28	9.07	2.74	2.10
MDUR (yr)	16.28	12.74	7.36	2.56	1.99
First Prin Pay	May35	Nov21	Feb13	Jul08	Jan08
Last Prin Pay	Sep35	Aug30	May18	Nov08	Feb08

Class M-1 (To Call)

Margin 0.44%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	44	44	44	44	44
WAL (yr)	26.82	7.40	4.20	3.31	2.18
MDUR (yr)	15.30	6.11	3.80	3.05	2.06
First Prin Pay	May29	May09	Aug09	Nov08	Feb08
Last Prin Pay	Sep34	Apr17	Nov10	Apr09	Feb08

Class M-1 (To Maturity)

Margin 0.44%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	44	45	46	53	48
WAL (yr)	26.92	8.14	4.58	5.79	2.77
MDUR (yr)	15.32	6.50	4.07	5.01	2.56
First Prin Pay	May29	May09	Aug09	Nov08	Feb08
Last Prin Pay	Aug35	Nov25	May15	Jan15	Aug11

Class M-2 (To Call)

Margin 0.46%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	46	46	46	46	46
WAL (yr)	26.82	7.40	3.94	3.34	2.18
MDUR (yr)	15.26	6.10	3.57	3.08	2.06
First Prin Pay	May29	May09	May09	Apr09	Feb08
Last Prin Pay	Sep34	Apr17	Nov10	Apr09	Feb08

Class M-2 (To Maturity)

Margin 0.46%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	46	47	48	51	52
WAL (yr)	26.92	8.07	4.28	4.32	2.99
MDUR (yr)	15.29	6.46	3.82	3.88	2.77
First Prin Pay	May29	May09	May09	Oct09	Jun08
Last Prin Pay	Jul35	Mar24	May14	Dec11	Sep09

Class M-4 (To Call)

Margin 0.62%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	62	62	62	62	62
WAL (yr)	26.82	7.40	3.79	3.34	2.18
MDUR (yr)	14.99	6.06	3.43	3.07	2.06
First Prin Pay	May29	May09	Mar09	Apr09	Feb08
Last Prin Pay	Sep34	Apr17	Nov10	Apr09	Feb08

Class M-4 (To Maturity)

Margin 0.62%

Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	62	63	64	65	64
WAL (yr)	26.91	7.92	4.05	3.70	2.36
MDUR (yr)	15.01	6.34	3.63	3.37	2.22
First Prin Pay	May29	May09	Mar09	May09	Apr08
Last Prin Pay	May35	Dec21	Mar13	Jan11	Jul08

Class M-5 (To Call)

Margin	0.66%				
Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	66	66	66	66	66
WAL (yr)	26.82	7.40	3.74	3.33	2.18
MDUR (yr)	14.92	6.05	3.39	3.06	2.05
First Prin Pay	May29	May09	Feb09	Mar09	Feb08
Last Prin Pay	Sep34	Apr17	Nov10	Apr09	Feb08

Class M-5 (To Maturity)

Margin	0.66%				
Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	66	67	67	67	68
WAL (yr)	26.89	7.77	3.93	3.49	2.32
MDUR (yr)	14.94	6.26	3.53	3.18	2.18
First Prin Pay	May29	May09	Feb09	Mar09	Mar08
Last Prin Pay	Apr35	Jun20	Jun12	Jun10	May08

Class M-6 (To Call)

Margin	0.73%				
Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	73	73	73	73	73
WAL (yr)	26.82	7.40	3.70	3.26	2.18
MDUR (yr)	14.81	6.03	3.35	2.99	2.05
First Prin Pay	May29	May09	Feb09	Feb09	Feb08
Last Prin Pay	Sep34	Apr17	Nov10	Apr09	Feb08

Class M-6 (To Maturity)

Margin	0.73%				
Percent of Pricing Prepayment Speed	0%	50%	100%	125%	150%
DM @ 100-00	73	74	74	74	74
WAL (yr)	26.86	7.59	3.80	3.33	2.26
MDUR (yr)	14.82	6.14	3.42	3.05	2.12
First Prin Pay	May29	May09	Feb09	Feb09	Mar08
Last Prin Pay	Jan35	Dec18	Sep11	Nov09	Mar08

Class M-7 (To Call)

Margin	1.55%				
Percent of Pricing Prepayment Speed	**0%**	**50%**	**100%**	**125%**	**150%**
DM @ 100-00	155	155	155	155	155
WAL (yr)	26.78	7.23	3.61	3.16	2.18
MDUR (yr)	13.53	5.74	3.22	2.86	2.03
First Prin Pay	May29	May09	Jan09	Jan09	Feb08
Last Prin Pay	Sep34	Apr17	Nov10	Apr09	Feb08

Class M-7 (To Maturity)

Margin	1.55%				
Percent of Pricing Prepayment Speed	**0%**	**50%**	**100%**	**125%**	**150%**
DM @ 100-00	155	155	155	155	158
WAL (yr)	26.78	7.25	3.61	3.16	2.26
MDUR (yr)	13.54	5.74	3.22	2.86	2.09
First Prin Pay	May29	May09	Jan09	Jan09	Mar08
Last Prin Pay	Nov34	Oct17	Feb11	Jun09	Mar08

Class B (To Call)

Margin	1.60%				
Percent of Pricing Prepayment Speed	**0%**	**50%**	**100%**	**125%**	**150%**
DM @ 99.56062	163	169	175	176	181
WAL (yr)	26.00	5.83	3.17	3.03	2.18
MDUR (yr)	13.27	4.83	2.86	2.75	2.02
First Prin Pay	May29	May09	Jan09	Dec08	Feb08
Last Prin Pay	Mar34	Apr15	Nov09	Jan09	Feb08

Class B (To Maturity)

Margin	1.60%				
Percent of Pricing Prepayment Speed	**0%**	**50%**	**100%**	**125%**	**150%**
DM @ 99.56062	163	169	175	176	183
WAL (yr)	26.00	5.83	3.17	3.03	2.26
MDUR (yr)	13.27	4.83	2.86	2.75	2.09
First Prin Pay	May29	May09	Jan09	Dec08	Mar08
Last Prin Pay	Mar34	Apr15	Nov09	Jan09	Mar08

Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,096,150,000	4.72955%	8.70000%	18	729,755,376	5.77376%	9.12843%
2	1,087,057,288	5.38045%	8.69654%	19	708,199,132	5.97618%	9.12598%
3	1,075,474,465	5.99599%	8.69117%	20	687,275,900	5.77368%	9.12806%
4	1,061,408,447	5.44270%	8.68443%	21	666,903,413	5.78101%	9.12022%
5	1,044,884,344	5.64284%	8.68171%	22	646,532,362	7.95592%	8.97720%
6	1,025,940,114	5.45445%	8.68072%	23	596,544,917	7.80891%	8.85273%
7	1,004,633,285	5.64663%	8.68055%	24	546,223,511	8.07955%	8.84054%
8	981,037,333	5.45516%	8.68141%	25	500,110,049	7.80925%	9.35212%
9	955,248,643	5.46041%	8.68125%	26	457,862,103	7.80928%	9.35192%
10	927,422,391	5.71906%	8.67051%	27	419,155,669	8.36901%	9.31952%
11	900,060,275	5.74474%	8.66861%	28	383,703,423	8.18931%	8.93481%
12	873,502,444	5.94651%	8.66670%	29	351,322,979	8.47432%	8.89576%
13	847,724,518	5.74498%	9.16773%	30	326,228,207	8.19156%	8.92211%
14	822,703,525	5.74498%	9.16747%	31	307,194,503	8.47481%	8.89671%
15	798,417,275	6.39332%	9.15851%	32	292,759,762	8.19270%	8.92224%
16	774,844,179	5.77141%	9.13455%	33	281,904,453	8.20606%	8.90671%
17	751,963,833	5.97629%	9.12711%				

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	5.030	9.000
2	5.680	9.000
3	6.296	9.000
4	5.740	9.000
5	5.939	9.000
6	5.750	9.000
7	5.941	9.000
8	5.750	9.000
9	5.753	9.000
10	6.005	9.000
11	6.030	9.000
12	6.231	9.000
13	6.030	9.500
14	6.031	9.500
15	6.677	9.500
16	6.045	9.500
17	6.248	9.500
18	6.046	9.500
19	6.248	9.500
20	6.046	9.500
21	6.053	9.500
22	8.136	9.500
23	7.974	9.500
24	8.241	9.500
25	7.975	10.000
26	7.975	10.000
27	8.525	10.000
28	8.207	10.000
29	8.482	10.000
30	8.208	10.000
31	8.482	10.000
32	8.209	10.000
33	8.220	10.000
34	8.764	10.861
35	8.484	10.745
36	8.767	11.103
37	8.484	10.745
38	8.484	10.745
39	9.394	11.905
40	8.524	11.388
41	8.809	11.777
42	8.525	11.397
43	8.809	11.777
44	8.525	11.398
45	8.525	11.406
46	8.810	11.914

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	8.526	11.532
48	8.810	11.916
49	8.526	11.532
50	8.526	11.532
51	9.439	12.768
52	8.526	11.587
53	8.810	11.974
54	8.526	11.588
55	8.810	11.974
56	8.526	11.588
57	8.526	11.593
58	8.810	11.979
59	8.525	11.593

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 4.100%, 6-Month LIBOR stays at 4.530%, 1-Year LIBOR stays at 4.800%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate

ARM $947,525,934

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	3,249	
Total Outstanding Balance	$947,525,934	
Average Loan Balance	$291,636	$51,871 to $2,000,000
WA Mortgage Rate	6.387%	4.250% to 12.500%
Net WAC	5.868%	3.206% to 9.616%
ARM Characteristics		
WA Gross Margin	4.770%	1.750% to 11.500%
WA Months to First Roll	20	1 to 35
WA First Periodic Cap	2.846%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.305%	1.000% to 6.000%
WA Lifetime Cap	12.500%	9.990% to 18.500%
WA Lifetime Floor	5.218%	1.750% to 12.500%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	344 to 359
WA LTV	79.55%	28.27% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA Effective LTV (Post MI)	76.92%	
WA FICO	684	
WA DTI%	40.54%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	80.16%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	59.53%	SFR	67.44%	REDUCE	60.16%	PUR	65.97%	OO	85.15%	PR	100.00	0	19.84%
VA	5.44%	PUD	15.49%	FULL/AL	25.15%	RCO	27.27%	INV	12.85%			6	2.40%
AZ	5.22%	CND	9.07%	SISA	10.78%	RNC	6.76%	2H	1.99%			12	21.26%
FL	3.53%	2-4U	7.13%	NINA	2.68%							24	48.19%
MD	3.51%	TWN	0.59%	NO RATI	0.80%							36	7.77%
												60	0.54%



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate

ARM $947,525,934

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M - IO - 120	$5,085,600	13	0.54	$391,200	6.355	357.03	695	74.7
30Y LIB6M	$6,938,057	22	0.73	$315,366	6.246	356.48	679	77.3
30Y LIB6M - IO - 120	$21,311,804	65	2.25	$327,874	6.318	356.80	698	78.1
30Y LIB6M - IO - 60	$35,414,322	98	3.74	$361,371	6.168	357.24	703	77.3
30Y LIB12M	$5,609,639	23	0.59	$243,897	6.470	357.90	677	78.8
30Y LIB12M - IO - 120	$4,650,961	12	0.49	$387,580	6.047	358.00	717	74.3
30Y LIB12M - IO - 60	$102,876,381	288	10.86	$357,210	5.993	357.60	700	77.4
2/28 LIB6M	$71,217,605	316	7.52	$225,372	6.435	356.92	678	80.4
2/28 LIB6M - IO - 120	$76,896,792	251	8.12	$306,362	6.623	356.88	697	76.9
2/28 LIB6M - IO - 24	$4,412,770	12	0.47	$367,731	6.874	356.35	693	78.2
2/28 LIB6M - IO - 60	$491,839,174	1,701	51.91	$289,147	6.433	356.98	673	80.7
3/27 LIB6M	$15,606,079	75	1.65	$208,081	6.574	356.80	697	80.3
3/1 LIB12M	$488,798	2	0.05	$244,399	5.571	355.03	716	67.6
3/1 LIB12M - IO - 120	$2,335,360	11	0.25	$212,305	6.144	356.36	672	78.8
3/1 LIB12M - IO - 36	$382,500	2	0.04	$191,250	5.937	356.00	713	86.6
3/27 LIB6M - IO - 120	$29,722,163	107	3.14	$277,777	6.637	356.88	700	79.9
3/27 LIB6M - IO - 36	$3,971,451	20	0.42	$198,573	6.264	356.44	700	72.3
3/27 LIB6M - IO - 60	$68,766,478	231	7.26	$297,690	6.336	356.84	699	79.7
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$947,525,934	3,249	100.00	$291,636	6.387	357.02	684	79.6
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $75,000.00	$1,309,120	20	0.14	$65,456	7.242	357.19	680	77.5
$75,000.01 - $100,000.00	$6,999,393	79	0.74	$88,600	6.860	357.09	671	77.7
$100,000.01 - $150,000.00	$52,560,137	415	5.55	$126,651	6.658	356.91	672	78.3
$150,000.01 - $200,000.00	$86,036,053	488	9.08	$176,303	6.589	357.05	673	79.5
$200,000.01 - $250,000.00	$109,708,369	487	11.58	$225,274	6.431	356.98	676	79.4
$250,000.01 - $300,000.00	$124,347,071	453	13.12	$274,497	6.342	356.96	681	79.8
$300,000.01 - $350,000.00	$121,663,771	375	12.84	$324,437	6.309	356.93	685	80.4
$350,000.01 - $400,000.00	$109,485,475	292	11.55	$374,950	6.337	356.97	686	80.0
$400,000.01 - $450,000.00	$86,274,226	204	9.11	$422,913	6.276	356.89	693	80.3
$450,000.01 - $500,000.00	$73,708,603	155	7.78	$475,539	6.349	357.14	683	80.7
$500,000.01 - $550,000.00	$50,702,492	97	5.35	$522,706	6.308	357.09	695	79.1

Aggregate

ARM $947,525,934

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$550,000.01 - $600,000.00	$43,034,124	75	4.54	$573,788	6.311	357.19	689	80.4
$600,000.01 - $650,000.00	$31,562,577	50	3.33	$631,252	6.398	357.10	689	77.3
$650,000.01 - $700,000.00	$8,844,764	13	0.93	$680,366	6.537	357.24	697	77.9
$700,000.01 - $750,000.00	$14,603,068	20	1.54	$730,153	6.434	357.15	676	79.4
$750,000.01 - $800,000.00	$3,062,200	4	0.32	$765,550	6.933	357.51	710	80.0
$800,000.01 - $850,000.00	$840,000	1	0.09	$840,000	7.500	357.00	727	79.2
$850,000.01 - $900,000.00	$4,391,241	5	0.46	$878,248	6.579	358.00	735	79.0
> $900,000.00	$18,393,250	16	1.94	$1,149,578	6.026	357.60	702	71.8
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$574,000	3	0.06	$191,333	6.953	356.16	646	79.5
Arizona	$49,446,873	229	5.22	$215,925	6.750	357.15	671	81.0
California	$564,051,815	1,552	59.53	$363,435	6.239	357.01	689	79.3
Colorado	$11,861,965	61	1.25	$194,458	6.441	356.80	663	79.7
Connecticut	$1,734,429	8	0.18	$216,804	6.184	357.08	677	80.9
Delaware	$1,494,669	9	0.16	$166,074	6.389	356.85	659	77.7
District of Columbia	$780,000	3	0.08	$260,000	6.578	356.99	635	68.2
Florida	$33,470,445	173	3.53	$193,471	6.654	357.27	693	79.7
Georgia	$7,938,806	41	0.84	$193,629	6.439	356.73	660	79.9
Hawaii	$12,545,494	30	1.32	$418,183	6.378	357.47	697	75.5
Idaho	$510,974	4	0.05	$127,743	6.169	357.26	658	77.4
Illinois	$32,296,433	150	3.41	$215,310	6.688	357.12	677	81.2
Indiana	$3,011,883	19	0.32	$158,520	6.277	357.03	679	76.7
Kansas	$411,944	3	0.04	$137,315	7.166	357.14	666	82.0
Kentucky	$915,720	7	0.10	$130,817	6.567	357.11	642	83.6
Maine	$959,781	5	0.10	$191,956	7.100	357.38	732	80.3
Maryland	$33,263,863	126	3.51	$263,999	6.631	357.01	677	79.5
Massachusetts	$8,958,880	35	0.95	$255,968	6.455	356.75	676	81.4
Michigan	$3,837,119	23	0.40	$166,831	6.777	357.10	657	83.2
Minnesota	$17,859,619	92	1.88	$194,126	6.527	356.98	660	80.5
Missouri	$2,866,873	21	0.30	$136,518	6.594	356.88	675	81.2
Montana	$78,986	1	0.01	$78,986	6.540	357.00	658	80.0
Nebraska	$224,139	2	0.02	$112,070	6.981	356.53	627	87.0
Nevada	$27,773,596	112	2.93	$247,979	6.269	357.16	695	77.9
New Hampshire	$422,911	2	0.04	$211,455	6.468	357.39	673	83.1
New Jersey	$18,087,551	65	1.91	$278,270	6.685	357.09	667	80.2
New Mexico	$706,543	5	0.07	$141,309	7.121	357.56	682	79.7
New York	$13,799,483	42	1.46	$328,559	6.522	356.74	680	80.6
North Carolina	$5,780,643	33	0.61	$175,171	6.904	356.81	680	80.5

Aggregate

ARM $947,525,934

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Ohio	$5,853,350	33	0.62	$177,374	6.413	356.98	668	82.1
Oklahoma	$650,845	2	0.07	$325,423	6.608	357.80	662	79.7
Oregon	$4,918,602	24	0.52	$204,942	6.414	356.80	661	79.1
Pennsylvania	$3,797,929	24	0.40	$158,247	6.685	357.20	669	81.2
Rhode Island	$854,718	4	0.09	$213,680	6.998	357.00	675	84.9
South Carolina	$2,981,659	19	0.31	$156,929	7.163	357.14	670	81.5
South Dakota	$121,206	1	0.01	$121,206	5.590	357.00	661	80.0
Tennessee	$450,273	3	0.05	$150,091	6.575	357.34	673	81.6
Texas	$2,696,926	17	0.28	$158,643	6.851	357.00	670	80.3
Utah	$2,697,787	14	0.28	$192,699	6.398	357.13	660	80.2
Virginia	$51,573,720	176	5.44	$293,032	6.772	356.80	676	80.1
Washington	$12,325,651	57	1.30	$216,239	6.208	357.03	678	79.0
Wisconsin	$2,825,133	18	0.30	$156,952	6.581	357.07	676	79.7
Wyoming	$112,700	1	0.01	$112,700	7.500	356.00	625	80.0
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$4,225,030	20	0.45	$211,252	5.986	356.57	699	43.8
50.01 - 55.00	$3,638,444	13	0.38	$279,880	5.941	356.79	676	53.5
55.01 - 60.00	$5,223,643	17	0.55	$307,273	5.721	357.39	706	58.3
60.01 - 65.00	$27,519,951	78	2.90	$352,820	5.968	357.16	700	64.1
65.01 - 70.00	$61,801,343	226	6.52	$273,457	6.191	357.23	700	69.6
70.01 - 75.00	$67,653,308	216	7.14	$313,210	6.435	357.20	694	74.5
75.01 - 80.00	$613,093,481	2,143	64.70	$286,091	6.383	357.04	683	79.9
80.01 - 85.00	$49,112,679	151	5.18	$325,250	6.206	356.61	673	84.1
85.01 - 90.00	$85,868,032	274	9.06	$313,387	6.585	356.82	668	89.5
90.01 - 95.00	$25,149,185	92	2.65	$273,361	7.128	356.87	678	94.8
95.01 - 100.00	$4,240,838	19	0.45	$223,202	6.947	356.57	694	100.0
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$396,000	1	0.04	$396,000	4.250	353.00	704	80.0
4.501 - 5.000	$7,071,801	19	0.75	$372,200	4.926	357.03	735	72.2
5.001 - 5.500	$53,433,093	160	5.64	$333,957	5.384	356.88	705	76.9
5.501 - 6.000	$278,173,915	869	29.36	$320,108	5.847	356.96	692	78.3
6.001 - 6.500	$276,880,236	938	29.22	$295,181	6.305	357.04	682	79.7

Aggregate

ARM $947,525,934

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.501 - 7.000	$207,983,412	769	21.95	$270,460	6.797	357.08	675	80.5
7.001 - 7.500	$73,787,642	286	7.79	$257,999	7.295	357.09	671	81.3
7.501 - 8.000	$31,047,588	126	3.28	$246,409	7.772	357.08	668	82.4
8.001 - 8.500	$10,565,949	47	1.12	$224,807	8.305	357.09	687	82.0
8.501 - 9.000	$5,753,774	25	0.61	$230,151	8.764	357.09	689	86.2
9.001 - 9.500	$1,222,016	4	0.13	$305,504	9.273	357.54	688	87.3
9.501 - 10.000	$904,227	3	0.10	$301,409	9.849	357.00	649	78.6
10.001 - 10.500	$138,519	1	0.01	$138,519	10.125	357.00	672	95.0
12.001 - 12.500	$167,764	1	0.02	$167,764	12.500	358.00	626	95.0
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$639,014,352	2,188	67.44	$292,054	6.365	357.00	680	80.0
PUD	$146,777,663	479	15.49	$306,425	6.360	357.04	687	79.4
CND	$85,916,007	357	9.07	$240,661	6.377	357.00	685	79.3
2-4U	$67,515,848	186	7.13	$362,988	6.591	357.14	707	76.3
TWN	$5,632,621	28	0.59	$201,165	7.164	357.02	683	78.3
CNDP	$1,927,100	6	0.20	$321,183	6.325	357.96	711	74.1
SFRA	$539,550	3	0.06	$179,850	7.188	357.22	656	90.0
CNDH	$202,793	2	0.02	$101,396	5.875	358.00	659	70.0
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$625,114,855	2,170	65.97	$288,071	6.411	357.07	691	79.3
RCO	$258,385,380	832	27.27	$310,559	6.331	356.93	672	80.0
RNC	$64,025,699	247	6.76	$259,213	6.376	356.95	660	80.3
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$806,834,984	2,691	85.15	$299,827	6.358	356.98	679	80.3
INV	$121,802,385	488	12.85	$249,595	6.561	357.26	713	75.1
2H	$18,888,565	70	1.99	$269,837	6.488	357.28	718	76.5

Aggregate

ARM $947,525,934

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$947,525,934	3,249	100.00	$291,636	6.387	357.02	684	79.6
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$569,988,627	1,859	60.16	$306,610	6.422	357.07	693	78.9
FULL/ALT	$238,300,930	968	25.15	$246,179	6.210	356.87	662	81.5
SISA	$102,157,271	288	10.78	$354,713	6.503	357.05	681	80.0
NINA	$25,355,430	98	2.68	$258,729	6.663	356.92	702	73.9
NO RATIO	$7,610,465	21	0.80	$362,403	6.430	357.43	674	79.5
NISA	$4,113,211	15	0.43	$274,214	7.071	357.55	670	79.5
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,118,500	3	0.12	$372,833	6.554	358.00		77.8
801 - 820	$4,856,266	15	0.51	$323,751	6.043	356.98	807	72.6
781 - 800	$19,905,125	63	2.10	$315,954	6.268	357.18	791	77.6
761 - 780	$40,651,842	132	4.29	$307,968	6.197	357.23	769	77.2
741 - 760	$55,049,215	174	5.81	$316,375	6.285	357.24	750	79.0
721 - 740	$90,824,911	281	9.59	$323,220	6.234	357.14	730	78.7
701 - 720	$105,588,877	342	11.14	$308,739	6.287	356.94	710	79.5
681 - 700	$130,132,245	424	13.73	$306,916	6.273	357.06	690	79.2
661 - 680	$154,095,619	492	16.26	$313,202	6.435	356.95	670	80.0
641 - 660	$180,515,721	678	19.05	$266,247	6.418	356.96	650	79.9
621 - 640	$123,708,674	485	13.06	$255,069	6.640	356.96	631	80.6
601 - 620	$40,189,991	155	4.24	$259,290	6.663	356.98	612	81.1
581 - 600	$888,950	5	0.09	$177,790	7.215	356.57	599	83.1
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Aggregate

ARM $947,525,934

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$947,525,934	3,249	100.00	$291,636	6.387	357.02	684	79.6
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$187,965,765	666	19.84	$282,231	6.562	357.02	689	78.6
6	$22,767,909	57	2.40	$399,437	6.627	357.12	693	75.6
12	$201,408,607	606	21.26	$332,357	6.203	357.37	697	78.2
24	$456,580,943	1,621	48.19	$281,666	6.387	356.88	674	80.5
36	$73,652,366	280	7.77	$263,044	6.357	356.86	691	80.8
60	$5,150,345	19	0.54	$271,071	6.550	357.61	689	80.2
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Range of Months to Roll (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$69,425,782	199	7.33	$348,873	6.234	356.98	698	77.4
7 - 12	10	$112,730,981	323	11.90	$349,012	6.019	357.63	700	77.3
13 - 18	17	$3,599,736	14	0.38	$257,124	6.573	352.61	698	77.8
19 - 24	21	$640,496,605	2,265	67.60	$282,780	6.459	356.98	677	80.2
25 - 31	30	$5,588,313	20	0.59	$279,416	5.909	354.43	719	73.6
32 - 37	33	$115,684,517	428	12.21	$270,291	6.455	356.92	698	79.8
		$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Range of Margin (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$396,000	1	0.04	$396,000	4.250	353.00	704	80.0
2.001 - 3.000	$68,732,039	216	7.25	$318,204	6.267	357.01	710	74.5
3.001 - 4.000	$306,871,103	983	32.39	$312,178	6.310	357.38	701	77.5
4.001 - 5.000	$131,831,906	473	13.91	$278,714	6.396	356.75	680	79.5
5.001 - 6.000	$378,975,210	1,348	40.00	$281,139	6.322	356.84	671	81.3
6.001 - 7.000	$55,208,914	204	5.83	$270,632	7.177	356.92	652	85.2
7.001 - 8.000	$4,876,258	20	0.51	$243,813	8.366	357.29	675	84.4
8.001 - 9.000	$328,223	2	0.03	$164,111	9.616	357.00	663	95.0
9.001 - 10.000	$138,519	1	0.01	$138,519	10.125	357.00	672	95.0
11.001 - 12.000	$167,764	1	0.02	$167,764	12.500	358.00	626	95.0

Aggregate

ARM $947,525,934

Detailed Report

Range of Margin (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.770	$947,525,934	3,249	100.00	$291,636	6.387	357.02	684	79.6

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.501 - 10.000	$5,085,600	13	0.54	$391,200	6.355	357.03	695	74.7
10.001 - 10.500	$506,834	2	0.05	$253,417	5.250	355.06	757	54.1
10.501 - 11.000	$6,308,356	23	0.67	$274,276	5.216	356.94	739	70.7
11.001 - 11.500	$46,072,661	138	4.86	$333,860	5.427	356.95	707	76.1
11.501 - 12.000	$228,589,262	710	24.12	$321,957	5.852	357.07	692	77.4
12.001 - 12.500	$241,982,964	816	25.54	$296,548	6.300	357.13	681	79.2
12.501 - 13.000	$231,394,072	827	24.42	$279,799	6.598	357.00	678	80.8
13.001 - 13.500	$115,337,110	435	12.17	$265,143	6.904	356.85	677	82.1
13.501 - 14.000	$55,749,121	218	5.88	$255,730	7.293	356.82	673	83.0
14.001 - 14.500	$8,621,749	36	0.91	$239,493	8.196	357.22	674	82.6
14.501 - 15.000	$4,674,763	20	0.49	$233,738	8.742	357.05	691	87.3
15.001 - 15.500	$1,803,266	5	0.19	$360,653	8.943	357.04	684	83.3
15.501 - 16.000	$1,093,894	4	0.12	$273,474	9.656	357.00	659	80.0
16.001 - 16.500	$138,519	1	0.01	$138,519	10.125	357.00	672	95.0
18.001 - 18.500	$167,764	1	0.02	$167,764	12.500	358.00	626	95.0
12.500	$947,525,934	3,249	100.00	$291,636	6.387	357.02	684	79.6

Initial Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$65,882,206	191	6.95	$344,933	6.252	357.11	700	77.1
1.500	$183,102	2	0.02	$91,551	7.432	357.00	628	80.0
2.000	$198,157,343	600	20.91	$330,262	6.078	357.15	695	79.5
3.000	$615,653,451	2,215	64.97	$277,947	6.466	357.01	678	79.6
4.000	$498,934	1	0.05	$498,934	7.750	357.00	614	78.1
5.000	$18,044,596	70	1.90	$257,780	7.500	356.95	689	79.5
6.000	$49,106,302	170	5.18	$288,861	6.399	356.53	691	82.5
	$947,525,934	3,249	100.00	$291,636	6.387	357.02	684	79.6

Subsequent Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Aggregate

ARM $947,525,934

Detailed Report

Subsequent Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$660,845,006	2,324	69.74	$284,357	6.485	357.05	680	79.2
1.500	$4,705,897	15	0.50	$313,726	6.913	356.37	657	78.2
2.000	$278,702,179	901	29.41	$309,325	6.150	356.99	694	80.4
2.500	$498,934	1	0.05	$498,934	7.750	357.00	614	78.1
3.000	$2,229,018	6	0.24	$371,503	5.949	356.54	681	83.8
6.000	$544,900	2	0.06	$272,450	4.694	353.00	697	82.7
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$396,000	1	0.04	$396,000	4.250	353.00	704	80.0
2.001 - 3.000	$61,484,017	190	6.49	$323,600	6.300	357.08	711	73.7
3.001 - 4.000	$304,145,365	971	32.10	$313,229	6.305	357.38	701	77.5
4.001 - 5.000	$34,783,289	126	3.67	$276,058	6.053	356.82	674	80.3
5.001 - 6.000	$234,090,819	762	24.71	$307,206	5.963	356.67	680	81.1
6.001 - 7.000	$238,269,126	908	25.15	$262,411	6.598	356.95	667	81.1
7.001 - 8.000	$63,418,015	252	6.69	$251,659	7.422	356.91	656	82.5
8.001 - 9.000	$8,856,794	32	0.93	$276,775	8.516	357.13	687	84.1
9.001 - 10.000	$1,776,226	5	0.19	$355,245	9.542	357.37	676	81.3
> 10.000	$306,283	2	0.03	$153,141	11.426	357.55	647	95.0
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/06	$8,087,503	22	0.85	$367,614	6.139	356.28	685	75.5
02/06	$9,072,737	26	0.96	$348,951	6.029	355.57	679	78.1
03/06	$27,050,708	83	2.85	$325,912	6.269	357.01	706	76.9
04/06	$22,587,080	61	2.38	$370,280	6.372	358.00	703	78.1
05/06	$1,951,754	6	0.21	$325,292	5.575	355.44	687	79.2
06/06	$676,000	1	0.07	$676,000	5.990	354.00	640	79.5
07/06	$190,200	1	0.02	$190,200	5.625	355.00	712	80.0
08/06	$5,823,284	19	0.61	$306,489	6.083	356.00	698	77.5
09/06	$35,646,591	108	3.76	$330,061	6.022	357.00	697	76.9
10/06	$62,086,700	169	6.55	$367,377	6.033	357.95	702	77.7
11/06	$8,984,206	26	0.95	$345,546	5.883	359.00	700	76.0
02/07	$850,210	2	0.09	$425,105	5.857	350.00	709	80.0
04/07	$388,000	1	0.04	$388,000	7.125	352.00	641	80.0
05/07	$828,905	5	0.09	$165,781	6.730	353.00	731	66.8



Aggregate

ARM $947,525,934

Detailed Report

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/07	$1,532,621	6	0.16	$255,437	6.745	354.00	688	82.0
07/07	$10,411,083	39	1.10	$266,951	6.462	355.03	679	80.5
08/07	$103,335,379	364	10.91	$283,888	6.231	356.02	679	81.3
09/07	$424,480,436	1,524	44.80	$278,530	6.491	357.01	671	80.6
10/07	$95,866,895	314	10.12	$305,309	6.549	358.00	696	77.4
11/07	$6,402,812	24	0.68	$266,784	6.644	359.00	698	79.6
05/08	$1,113,681	4	0.12	$278,420	6.044	353.00	729	62.9
06/08	$938,647	3	0.10	$312,882	5.900	354.00	734	75.7
07/08	$3,535,984	13	0.37	$271,999	5.868	355.00	712	76.4
08/08	$26,042,760	91	2.75	$286,184	6.199	356.00	691	80.8
09/08	$73,512,069	284	7.76	$258,845	6.547	357.00	696	80.3
10/08	$14,970,472	48	1.58	$311,885	6.412	358.00	717	76.2
11/08	$1,159,215	5	0.12	$231,843	6.947	359.00	712	75.7
	$947,525,934	**3,249**	**100.00**	**$291,636**	**6.387**	**357.02**	**684**	**79.6**